Darren C. Skinner Darren.Skinner@aporter.com +1 202.942.5636 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

June 17, 2013

CORRESPONDENCE FILED
VIA EDGAR TRANSMISSION

James E. O’Connor, Esq. Senior Counsel Disclosure Review Office Division of Investment Management United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Corporate Capital Trust, Inc. Post-Effective Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-167730)

Dear Mr. O’Connor:

On behalf of our client, Corporate Capital Trust, Inc. (the “Company”), we are responding to the comments the Company has received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form N-2, File Nos. 33-167720 and 814-00827, filed with the Commission on March 25, 2013 (the “Amendment”).

To facilitate the Staff’s review, each of the Staff’s comments is set forth in bold, followed by the Company’s response.  Terms used herein and otherwise not defined in this response have the meanings set forth in the Amendment.

COVER PAGE OF PROSPECTUS

1.
Delete the second through final sentences of the second paragraph on the cover page of the prospectus, and move the remaining first sentence to the end of the first paragraph.  Delete the fifth paragraph (which begins “We do not intend to list the shares . . .”).  The Staff has directed the Company to sample large-font, bold-text bullet-point description of the illiquid nature of an investment in the shares of a non-traded business development company, and the credit quality of the portfolio investments of such an issuer.  Insert, immediately after the resulting second paragraph (which begins “We are offering on a best efforts, continuous basis . . .”), disclosure in conformity with that sample bullet-point description.

James E. O’Connor, Esq.
June 17, 2013

Response to Comment 1:

In the Company’s Post-Effective Amendment No. 4 to Registration Statement on Form N-2, File Nos. 33-167720 and 814-00827, to be filed concurrently with the transmission of this correspondence (the “POS 8C”), the Company will make the revisions to the cover page of the prospectus requested by the Staff.  New disclosure, to be inserted immediately after the second paragraph of the cover page, will read, in larger-font, boldface-text, as follows:

•
You should not expect to be able to sell your shares regardless of how we perform.  If you are able to sell your shares of common stock, you will likely receive less than your purchase price.  Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

•
We do not intend to list our common stock on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the common stock to develop.

•
We have implemented a share repurchase program, but only a limited number of shares of common stock are eligible for repurchase by us. In addition, any such repurchases will be at a price less than the current offering price in effect on the date that we initiate each quarterly repurchase offer.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	An investment in our shares of common stock is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Liquidity Strategy.”

•
Our distributions in our initial year of investment operations were not based on our investment performance, but were supported by our Advisors in the form of operating expense support payments to us.  Now we are obligated to repay our Advisor and these repayments will reduce the current and future distributions that you should otherwise receive from your investment.

We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated.  Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

James E. O’Connor, Esq.
June 17, 2013

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page ___ to read about the risks you should consider before buying shares of our common stock.

2.	Change to boldfaced text the first three sentences of the sixth paragraph (which begins “Shares of our common stock are highly illiquid . . .”)

Response to Comment 2:

The Company will make that revision requested by the Staff in the POS 8C.

3.	In the footnotes to the maximum offering amount table, delete the last sentence of footnote 1 and the last sentence of footnote 3.

Response to Comment 3:

The Company will make that revision requested by the Staff in the POS 8C.

4.
Revise the penultimate paragraph to read as follows:  “Because you will pay a sales load of up to 10% and offering expenses of up to 1.1% of the public offering price, if you invest $100 in our shares and pay the full sales load, at least $88.90 but less than $90.00 of your investment will actually be available to us for investment purposes.  As a result, based on the current public offering price of $11.10, you would have to experience an overall total return on your investment of between 11.1% and 12.5% in order to recover the maximum sales load and expected offering expenses.  See “Use of Proceeds” on page ____.”

Response to Comment 4:

The Company will make that revision requested by the Staff in the POS 8C.

SUMMARY

5.	Insert the phrase “Under the overall supervision of the Board,” immediately before the beginning of the second sentence of the first paragraph of the section captioned “Our Advisors.”

Response to Comment 5:

The Company will make that revision requested by the Staff in the POS 8C.

James E. O’Connor, Esq.
June 17, 2013

6.	Delete the second and penultimate bulleted items under “Market Opportunity.”

Response to Comment 6:

The Company will make that revision requested by the Staff in the POS 8C.

7.	Please supplementally provide an update on the status of the exemptive order application disclosed in the second paragraph under the section captioned “Other Factors Affecting Portfolio Construction.”

Response to Comment 7:

The Company disclosed in its Form 10-Q filing of May 10, 2013 the following in the notes to financial statements as subsequent events:

On April 25, 2013, the SEC filed a notice of application by the Company and its Advisors for an order to permit certain joint transactions otherwise prohibited by section 57(a)(4) of the 40 Act and rule 17d-1 under the 40 Act.  The SEC will issue an order granting the requested relief unless a hearing is requested by May 20, 2013.

On May 21, 2013, the Commission issued its final order granting the requested exemptive relief.  Through the POS 8C, the Company will update the relevant disclosures in the Amendment to reflect the Commission’s issuance of the final order.

8.
Move the “Use of Proceeds” and “Distribution Policy” sections of the Summary to immediately after the “Our Company” section of the Summary.  In addition, make the penultimate and last sentences of the second paragraph of the “Use of Proceeds” section a new third paragraph.

Response to Comment 8:

The Company will make that revision requested by the Staff in the POS 8C.

James E. O’Connor, Esq.
June 17, 2013

9.	Under the section of captioned “Distribution Policy,” insert the following as a new third paragraph:

We may fund our cash distributions to shareholders from any sources of funds available to us, including fee reductions by our Advisors that may be subject to repayment, as well as offering proceeds and borrowings.  We have not established limits on the amount of funds we may use from any available sources to make distributions.  Our distributions in our initial year of investment operations resulted from operating expense support payments by our Advisors to us that we are obligated to repay within three years.  You should understand that such distributions were not based on our investment performance.  You should also understand that our repayments to our Advisors in future periods will reduce the distributions that you would otherwise be entitled to receive.  There can be no assurance that we will achieve the performance necessary to sustain our distributions, or that we will be able to pay distributions at a specific rate or at all.  Our Advisors have no obligation to reduce their advisory fees or otherwise reimburse expenses in future periods.

Response to Comment 9:

The Company will make that revision requested by the Staff in the POS 8C.

10.
Immediately following the table in “Distribution Policy,” include another table formatted like that existing table, to show how much of the 2011 and 2012 cash distributions, in percentages and dollars, were from (i) investments or operations, (ii) from borrowings, (iii) attributable to the Advisors under the expense reimbursement agreement, and (iv) paid-in capital.

Response to Comment 10:

The Company will make that revision requested by the Staff in the POS 8C.  The requested table will appear as follows:

	2012		2011
Paid Distributions Attributable to:	Amount	Percentage	Amount	Percentage
Investments or operations	$23,321,854	100.0%	$5,113	0.6%
Expense support from Advisors	—	—	850,557	99.4%
Borrowings	—	—	—	—

Paid-in capital (tax return of capital)	—	—	—	—
Total	$23,321,854	100.0%	$855,670	100%

James E. O’Connor, Esq.
June 17, 2013

11.	Define the term “settled notional amount of TRS reference assets” where it is first used in the section captioned “Portfolio and Investment Activity.”

Response to Comment 11:

The Company will, in the POS 8C, define the term “settled notional amount of TRS reference assets” by adding the following sentence immediately after the first reference to that term:

The settled notional amount of TRS reference assets is the net aggregate of notional amounts where the purchase and sale of reference assets underlying total return swaps have been settled by the counterparty and serves as the basis for paying financing charges to the counterparty under the TRS Agreements.  The total notional amount of TRS reference assets includes the effect of purchases and sale of reference assets where trade settlement is pending.

12.
Please confirm that the only derivatives held by the issuer are the TRS and foreign currency instruments.  In addition, appropriate disclosure about the use and risks of derivatives in accordance with the observations made in the Barry D. Miller, Associate Director, Division of Investment Management Letter to Karrie McMillan, Investment Company Institute, dated July 30, 2010.

Response to Comment 12:

The Company confirms that the only derivative instruments held by it are the TRS and foreign currency forward contracts disclosed in the Company’s financial statements.  The Company confirms it has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) (the “Letter”) and that, in the Company’s opinion, the derivatives disclosure is consistent with the observations made in the Letter.

13.
Reference is made to the following sentence under the section captioned “How to Subscribe”:  “We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive this prospectus.”  Please clarify this statement.  Does this mean that a broker cannot provide a prospective investor a subscription agreement until five days after a broker has delivered the prospectus to the investor?  How will the Company be assured that the broker has followed this five-day procedure?

James E. O’Connor, Esq.
June 17, 2013

Response to Comment 13:

The Omnibus Guidelines issued by the North American Securities Administrators Association provide, in relevant part, that “[t]he sponsor or any person selling program interests on behalf of the sponsor or program may not complete a sale of program interests to a participant until at least five business days after the date the participant receives a final prospectus.”  To satisfy this obligation, the Company delegates the responsibility for prospectus delivery by contracting with the Managing Dealer pursuant to the terms of the Managing Dealer Agreement.  To satisfy its contractual obligations to the Company, the Managing Dealer contracts with, and assigns the responsibility for prospectus delivery to, each participating broker dealer pursuant to participating broker agreements. The representations and warranties of the participating broker agreements specifically require that each participating broker dealer be responsible for, among other things, prospectus delivery and that subscription agreements for the sale of shares not be submitted to the Company until at least five business days after the date on which an investor receives a prospectus, which may include a copy of the subscription agreement.  In other words, there is no prohibition on an investor receiving a copy of the subscription agreement simultaneously with the prospectus, only a requirement that the participating broker, on behalf of an investor, not submit a subscription agreement for the sale of shares until at least five business days after such an investor has received a prospectus.  The representations and warranties made by each participating broker with regard to prospectus delivery and the sale of shares extend specifically to the Company as an express third party beneficiary to each participating broker agreement.

14.
The Staff’s position is that, for purposes of calculating the performance fees payable to the Advisors, the TRS loans should be subjected to a “look-through” treatment such that the Company’s net realized gain on the TRS derived from the net quarterly settlement payments received on the TRS should be included in net investment income and any calculation of subordinated incentive fees on income payable to the Advisors.  Correlatively, it is also the Staff’s position that no capital gains incentive fees may be payable in connection with the net monthly settlement payments received on the TRS.  The Company should conform disclosures in several places in the prospectus to this position, including, without limitation, the disclosure in the last sentence of the final bullet under “Advisor Fees.”  In addition, the Company should amend (with any required shareholder approval) the advisory agreements with the Advisors to reflect and implement this position.

James E. O’Connor, Esq.
June 17, 2013

Response to Comment 14:

In response to the Staff’s comment, the Company and the Advisors have authorized the following undertaking be made on their behalf to the Staff.  With effect as of January 1, 2013 and for all periods thereafter, the Company will only recognize the net capital gains from the liquidation of any TRS for the purpose of testing and computing incentive fees payable to the Advisors.  In other words, from and after the beginning of this year, the Company will not pay, and the Advisors shall not receive, any subordinated incentive fee on income, with respect to the net quarterly settlement payments received on the TRS.  Consistent with this, in all appropriate places throughout the POS 8C, the Company will add disclosure substantially as follows:

From and after January 1, 2013, for purposes of computing the performance-based incentive fee payable to the Advisors, we disregard any gains associated with the TRS interest spread (which represents the difference between (i) the interest and fees received on total return swaps, and (ii) the interest paid to the total return swaps counterparty on the settled notional value of total return swaps), and we only consider the net realized gains or losses on the termination or maturity of total return swaps for the purpose of testing and computing incentive fees on capital gains that may be payable annually to the Advisors.

The Company believes this new approach does not require an amendment to the Company’s Advisory Agreement (which, as already drafted, is entirely consistent with this approach specified for total return swaps), but can be accomplished by modifying the Company’s existing written policy for the calculation of incentive fees payable to the Advisors (the “Advisor Compensation Policy”).  To further explain, Section 3 of the Investment Advisory Agreement between the Company and its Investment Advisor says the following:  “The fees payable to the Adviser as set forth in this Agreement shall be calculated using a detailed calculation policy and procedure approved by the Adviser and the Board of Directors, including a majority of the Independent Directors (as defined in the Articles of Incorporation), and shall be consistent with the calculation of such fees as set forth in this Section.”  The “calculation policy and procedure” referenced in that section is the Advisor Compensation Policy, which was established and approved by the Company’s board of directors, including all of its independent directors, in March 2011.  The Advisor Compensation Policy will be amended immediately following effectiveness of the Amendment, with the same full-board and independent-director approvals, to eliminate any subordinated incentive fee on income or incentive fees on capital gains that would otherwise be payable in connection with the net quarterly  settlement payments received on a TRS that includes (i) the interest and fees received on total return swaps, and (ii) the interest paid to the total return swaps counterparty on the settled notional value of total return swaps, as discussed above.

James E. O’Connor, Esq.
June 17, 2013

15.	Under “Risk Factors,” delete and replace the second bulleted paragraph with the following bullet-point disclosure:

•	You should not expect to be able to sell your shares regardless of how we perform.

o
If you are able to sell your shares of common stock, you will likely receive less than your purchase price and the current net asset value per share.  Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

o
We do not intend to list our common stock on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

o
We have implemented a share repurchase program, but only a limited number of shares of common stock are eligible for repurchase by us. In addition, any such repurchases will be at a price less than the current offering price in effect on the date that we initiate each quarterly repurchase offer.

o	You should consider that you may not have access to the money you invest for an indefinite period of time.

o	An investment in our shares of common stock is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Liquidity Strategy.”

o
Our distributions in our initial year of investment operations were not based on our investment performance, but were supported by our Advisor in the form of operating expense support payments.  Now we are obligated to repay our Advisor and these repayments will reduce the current and future distributions that you should otherwise receive from your investment.

James E. O’Connor, Esq.
June 17, 2013

Response to Comment 15:

The Company will make the revision requested by the Staff in the POS 8C.

16.	At the beginning of the third-to-last bullet under “Risk Factors,” change “You may be able to rely on your own broker-dealer . . .” to “You should not rely on your own broker-dealer . . . .”.

Response to Comment 16:

The Company will make the revision requested by the Staff in the POS 8C.

17.	In the first sentence of the second-to-last bullet under “Risk Factors,” delete the words “similar to those”.

Response to Comment 17:

The Company will make the revision requested by the Staff in the POS 8C.

18.	In connection with the changes requested by the foregoing comments to the “Summary” section, please make the conforming changes to any same or similar language elsewhere in the prospectus.

Response to Comment 18:

The Company will make the requisite conforming changes in the POS 8C.

FEES AND EXPENSES

19.	In the example following the table of fees and expenses, include, as part of that example, the effect of the 10% load and the offering expenses.

Response to Comment 19:

The Company respectfully submits that the example already incorporates the effect of the 10% sales load.  The Company directs the Staff’s attention to clause 5 of the following disclosure associated with the example (on page 11 of the Amendment):

James E. O’Connor, Esq.
June 17, 2013

We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in our common stock. In calculating the following expense amounts, we have assumed that: (1) we have indebtedness, including deemed senior securities from the TRS arrangement, equal to 67% of our average net assets, (2) that our annual operating expenses remain at the levels set forth in the table above, (3) that the annual return on investment before fees and expenses is 5%, (4) that the net return after payment of fees and expenses is distributed to shareholders and reinvested at net asset value, and (5) that subscribers to our shares will pay an up-front selling commission of up to 7% and a marketing support fee of up to 3% with respect to common stock sold by us in this offering.

20.
In the same example, delete the third sentence following the table showing expense projections (i.e., the sentence beginning “The subordinated incentive fee on income under our Investment Advisory Agreement . . .”).  At the end of the next sentence, change the phrase “would likely be higher” to “would be higher”.

Response to Comment 20:

The Company will make the revisions requested by the Staff in the POS 8C.

21.	In the same example, provide an estimate of the base management and incentive fees for the current fiscal year.

Response to Comment 21:

The Company respectfully directs the Staff’s attention to the estimates of base management fees and incentive fees for the current fiscal year disclosed in the portion of the fee table (on page 11 of the Amendment) that corresponds to footnote 5 and footnote 6 of the fee table.

22.	In the second paragraph of Note 2 to the fee table, delete the penultimate sentence (which begins “Under certain conditions the Advisors would be entitled . . .”) and replace it with the following:

We have been reimbursing and will continue to reimburse the Advisors for the full amount of these payments and our reimbursements have reduced and will continue to reduce the distributions that would otherwise be paid to shareholders.  In this regard, see footnote 9 below and our financial statements.

James E. O’Connor, Esq.
June 17, 2013

Response to Comment 22:

The Company will make the revision requested by the Staff in the POS 8C.

23.	Reference is made to Note 3 to the fee table. Please break out the expenses of the distribution reinvestment plan as a separate line item in the table of fees and expenses.

Response to Comment 23:

Based on current expense amounts in 2013, the Company expects to incur approximately $100,000 for the direct costs associated with the share repurchase program.  This amount is not considered material and a separate line item would exhibit a 0.00% measurement in the fee table, which would be unhelpful and could be misleading to investors.

24.
The fee table assumes $800 million of gross offering proceeds for calendar year 2013 .  Please explain the Company’s basis for this estimate of gross proceeds.  Also, supplementally inform us of the dollar amount of gross proceeds raised so far in 2013.

Response to Comment 24:

The Company expects to sell all shares remaining in the current offering in 2013, which serves to constrain the estimate of gross offering proceeds in 2013.  As of May 16, 2013, the Company has sold shares of common stock in its current offering (including the distribution reinvestment plan) representing gross proceeds of $334 million for 2013 (20 weeks).  This is equivalent to a weekly average of $16.7 million and an annualized amount of $868 million.

25.
Please supplementally explain the basis for the Company’s assumptions in the first sentence of footnote 6 relative to the estimate of 0.65% in the line item for incentive fees in the fee table.  In addition, we note that the footnote states “we anticipate that we may have sufficient capital gains and net investment income that could result in the payment of an incentive fee to our Advisors for the fiscal year ending December 31, 2013.”  Please put these anticipated incentive fees in the fee table.

James E. O’Connor, Esq.
June 17, 2013

Response to Comment 25:

The Company respectfully submits that it believes the footnote already explains the basis for that estimate by the Company.  In relevant part, the footnote states:

The estimate for incentive fees assumes that the incentive fees payable to our Advisors for 2013 (including the accrual for net unrealized appreciation) will bear the same percentage to average net assets for 2013 as (i) the incentive fees, including the accrual for net unrealized appreciation, for 2012 . . . bears to (ii) our average net assets for 2012 . . ., which percentage is 0.65%. Actual results for 2013 may differ materially from this estimate.

The Company respectfully directs the Staff’s attention to the estimates of incentive fees for the current fiscal year disclosed in the portion of the fee table (on page 11 of the Amendment) that corresponds to footnote 6 of the fee table.

26.
Please supplementally explain the meaning of the phrase “all-in annual cost of borrowing,” which appears in footnote 7.  In particular, clarify how the stated 2.53% line item is determined and why it differs from the corresponding amount in 2012.

Response to Comment 26:

The term “all-in annual cost of borrowing” includes direct interest or financing costs, plus commitment fees on unused commitment loan amounts, plus the amortization of upfront points and legal expenses the Company incurs in connection with establishing and amending its credit facility.  As stated in footnote 7, the table assumes that the Company borrows for investment purposes an amount equal to 67% of its net assets and that the average all-in annual cost of borrowing, including the financing costs attributable to the TRS, is 2.53%.  The Company did not have a TRS when it prepared the fee table for 2012, but the fee table in the Amendment includes financing cost estimates associated with the TRS.  The 2.53% is determined by forecasting both the financing costs for the TRS and the revolving credit facility, and then dividing the total financing costs by the estimated average net assets of $948.8 million.

James E. O’Connor, Esq.
June 17, 2013

27.
In connection with footnote 8, please supplementally advise whether the Company has invested in other investment companies and, if so, to what extent.  Also, please update footnote 8 of the fee table (AFFE).  The Company has invested in money market funds and the AFFE needs to be calculated for those investments.

Response to Comment 27:

Investments by the Company in investment companies are limited to money market funds for the investment of cash awaiting investment or the settlement of trade commitments.  As of December 31, 2012, the Company’s investment in money market funds was $13.2 million.  The Company will update footnote 8 with the AFFE calculation as requested by the Staff, although it respectfully submits that the calculation is likely to produce an insignificant result.

CERTAIN QUESTIONS AND ANSWERS

28.	Immediately after the answer related to the question “What is a RIC?,” insert the following new question and answer:

Q:	Will the distributions to which I would otherwise be entitled be reduced by reimbursements owed to the Advisors for expense support payments in prior years?

A:
You should understand that a significant amount of our prior distributions in calendar year 2011 were not based on our investment performance, but were supported by the Advisors in the form of operating expense support payments from the Advisors to us, and these payments are subject to reimbursement by us.  You should also understand that our reimbursements to the Advisors will reduce the distributions that you would otherwise be entitled to receive.  As of December 31, 2012, we accrued for reimbursement of the Advisors $1.83 million (approximately $0.06 per share).  This amount, which was subsequently paid in the first quarter of 2013, would otherwise have been paid to shareholders in 2012.  We anticipate accruing for additional reimbursements payable to the Advisors for prior-year expense support payments in the amount of $1.13 million (approximately $0.014 per share) in calendar year 2013, and this amount is expected to be paid in the first quarter of 2014.  Both the paid amounts and the expected accrual amounts in 2013 will complete our obligations to reimburse the Advisors for all expense support payments from prior periods.

James E. O’Connor, Esq.
June 17, 2013

Response to Comment 28:

The Company will make the revision requested by the Staff in the POS 8C.

RISK FACTORS

29.
In the fourth bullet under the risk factor captioned “To the extent original issue discount constitutes a portion of our income . . .”, delete the words “increasing the assets under management, thus increasing the base management fee, and”.

Response to Comment 29:

The Company will make the revision requested by the Staff in the POS 8C.

30.
At the end of the risk factor captioned “The TRS and any other derivative transactions into which we may enter expose us to certain risks”, insert disclosure reflecting the substance of the Staff’s position as described in Comment 14 above (i.e., that, for purposes of calculating the incentive fee payable to the Advisors, the TRS will be subject to “look-through” treatment).

Response to Comment 30:

The Company directs the Staff to the Company’s response to comment 14, above.

31.
In the risk factor captioned “Our Managing Dealer in our continuous offering may be unable to sell a sufficient number of shares”, the Company discloses that “[t]here is no assurance that our Managing Dealer will be able to sell a sufficient number of shares to allow us to have adequate funds to purchase a diversified portfolio of investments.”  Please confirm whether this statement is still true given that the Company currently has more than $800 million in assets and a portfolio of more than 100 investments.

James E. O’Connor, Esq.
June 17, 2013

Response to Comment 31:

This statement will be deleted in the POS 8C because it is no longer correct.

FORWARD LOOKING STATEMENTS

32.
At the end of the last paragraph, insert the following new sentence:  “The forward-looking statements and projections contained in this prospectus or in periodic reports we file under the Exchange Act are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Exchange Act.

Response to Comment 32:

The Company will make the revision requested by the Staff in the POS 8C.

ADVISORY AGREEMENTS AND FEES

33.	Insert the following disclosure immediately following the first paragraph of this section:

CNL oversees our day-to-day operations, including the provision of general ledger accounting, fund accounting, investor relations, and other administrative services.  CNL also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records that we are required to maintain and preparing reports for our shareholders and reports filed with the SEC.  In addition, CNL assists us in calculating our net asset value, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our shareholders and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

James E. O’Connor, Esq.
June 17, 2013

For providing these services, facilities and personnel, we reimburse CNL for administrative expenses it incurs in performing its obligations.  The amount of this reimbursement is set at the lesser of (1) CNL’s actual costs and (2) the amount that we would be required to pay for comparable administrative services in the same geographic location.  CNL is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics.  Our board of directors will assess the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available.  In addition, our board of directors will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality.  Finally, our board of directors will compare the total amount paid to CNL for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse CNL for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of CNL.

Response to Comment 33:

The Company will make the revision requested by the Staff in the POS 8C.

34.
Add disclosure and make conforming changes to existing disclosure, as necessary, to incorporate the substance of the Staff’s position as described in Comment 14 above (i.e., that, for purposes of calculating the incentive fee payable to the Advisors, the TRS will be subject to “look-through” treatment).  For example (without limitation), references in this section and various other places in the registration statement to the incentive fee on capital gains being calculated in accordance with GAAP should be modified accordingly.

Response to Comment 34:

James E. O’Connor, Esq.
June 17, 2013

The Company directs the Staff to the Company’s response to comment 14, above.

35.
(A)  Reference is made to the fee table. Offering expenses are presented as 1.1%.  The maximum amount the fund is responsible for paying is 5%.  Beginning February 1, 2012, the company implemented a reimbursement rate of .75% of gross offering proceeds to initiate reimbursement of org and offering costs.  Is this a contractual agreement?  Confirm that reimbursements are made on gross proceeds actually raised.  When is the end date of this .75% reimbursement rate?

(B)  Does the Company only seek reimbursement for a defined percentage of gross proceeds actually raised (gross proceeds raised to date of the reimbursement) and not gross proceeds expected to be raised during the entire offering?  For example, if the Company had raised $100,000,000 in a fiscal year and the reimbursement rate was 1%, would the Company only seek reimbursement of $1,000,000?  When will the 1% reimbursement period end?  If a reimbursement rate is initiated that is greater than 1.1%, will the fee table be updated?

Response to Comment 35:

(A)           The reimbursement provisions of the advisory agreements dictate the circumstances under which the Advisors may be reimbursed for organization and offering expenses incurred on behalf of the Company.  As a result, beginning February 1, 2012, the Company’s board of directors approved and implemented an expense reimbursement rate equal to 0.75% of gross offering proceeds to initiate the reimbursement of organization and offering expenses incurred by the Advisors.  Accordingly, the Company discloses in Fee Table footnote 2 that in the calendar year ended December 31, 2012, the effective offering expense reimbursement rate was 0.72% of gross offering proceeds. Beginning March 1, 2013, the Company’s board of directors approved the payment and implementation of an offering expense reimbursement rate equal to 1.00% of gross offering proceeds.  Thus, in Fee Table footnote 2 the Company discloses that for the three months ended March 31, 2013, the effective reimbursement rate was 0.84%.

Although the Company has reimbursed, and will continue to reimburse, the Advisors for the offering costs they have funded on its behalf, the Company’s reimbursement of the Advisors for organization and offering expenses will in no circumstance exceed 5% of the aggregate gross proceeds from this offering, consistent with disclosure that the Company employed after the Staff’s review in 2012 of the Company’s post-effective amendment registration statement.  Additionally, it is helpful to note that the “Use of Proceeds” section in the prospectus provides additional disclosure regarding what the Company estimates to be the total amount of expenses incurred in relation to organization and offering costs (namely, that expenses associated with organization and offering costs should not exceed 1.1% of the gross proceeds).

James E. O’Connor, Esq.
June 17, 2013

(B)           As disclosed in the prospectus, the reimbursement rate correlates to the gross proceeds raised by the Company in the offering.  The reimbursement rate is not, therefore, a calculation based on hypothetical or projected amounts.  The reimbursement period will end (without any further recourse against or reimbursement by the Company) upon the earlier of (i) the termination of the offering, or (ii) when the Advisors have been fully and finally reimbursed for the relevant costs they have incurred on behalf of the Company.  Of course, as disclosed in the prospectus, (i) the Company will only continue to so reimburse the Advisors to the extent that the reimbursement payments would not cause the total organization and offering expenses borne by the Company to exceed 5% of the aggregate gross proceeds from the offering, and (ii) the Advisors will be responsible for the payment of the Company’s offering expenses to the extent of any such excess of that 5% limit, without recourse against or reimbursement by the Company.  If the Company and the Advisors amend the reimbursement rate to a level that exceeds 1.1% between now and the end of the current offering (which can only be done with the prior approval of the Company’s board of directors, including a majority of its independent directors), the fee table will be correspondingly updated by way of a promptly filed prospectus supplement.

DISTRIBUTIONS

36.	Immediately following the first paragraph, insert conforming disclosure in accordance with the Staff’s Comment 9 above.

Response to Comment 36:

The Company will make the revision requested by the Staff in the POS 8C.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

37.
In the Liquidity and Capital Resources section, in the last paragraph under the heading “Credit Facility,” the Company discloses that its all-in cost of financing for 2012 was 2.60%.  This number differs from the number in the fee table.  Explain to us why you expect a different all-in cost of borrowing.

James E. O’Connor, Esq.
June 17, 2013

Response to Comment 37:

The number in the fee table includes a blended all-in cost financing for both the Credit Facility and the all-in cost of financing for deemed borrowings under the TRS.  The all-in cost of financing for deemed borrowings under the TRS is estimated to be less than the all-in costs for the Credit Facility, thereby reducing the weighted average all-in cost of financing.

38.
In the Liquidity and Capital Resources section, in the last paragraph under the heading “Total Return Swaps,” add disclosure reflecting the substance of the Staff’s position as described in Comment 14 above (i.e., that, for purposes of calculating the incentive fee payable to the Advisors, the TRS will be subject to “look-through” treatment).

Response to Comment 38:

The Company directs the Staff to the Company’s response to comment 14, above.

39.
In the Results of Operations section, immediately after the first sentence of the fourth paragraph under the subsection captioned “Net Assets, Net Asset Value per Share, Annual Investment Return and Total Return since Inception,” add a sentence noting that the two percentage amounts referenced in that first sentence do not show the effects of the sales load.

Response to Comment 39:

The Company will add the following sentence, which is typically found in the footnotes to the notes to financial statements for Financial Highlights:

Investment performance is presented in the narrative without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares of common stock.

DETERMINATION OF NET ASSET VALUE

40.
In the second paragraph under the captioned “Allocation of Responsibilities for Determination of Fair Value of Our Portfolio Investments,” the Company states that it expects that the board of directors will retain one or more independent valuation agents to assist with respect to determinations of fair value of the Company’s portfolio investments.  In light of the large number of level 3 assets held by the Company, please advise us supplementally whether the Company has retained an independent valuation agent in the past and, if not, why not.

James E. O’Connor, Esq.
June 17, 2013

Response to Comment 40:

The Company has not yet retained an independent valuation agent.  The Company believes that this is in accordance with the requirements of applicable federal securities and state corporation laws.  Investment Company Release No. 26299 states that the 1940 Act requires that, when a market quotation for a fund’s portfolio security is not readily available, the fund must use “the fair value of that security, as determined in good faith by the fund’s board.”  The release goes on to describe this “statutory valuation obligation” of the board as part of the board’s fulfillment of its “fiduciary obligation to protect fund shareholders.”  Accordingly, as disclosed in the paragraph preceding the disclosure referenced in the Staff’s comment (and in Note 2 of the financial statements), in making these valuation determinations, the Company’s board of directors will certainly avail itself of the assistance of the Company’s officers, the Advisors and independent valuation agents.  However, the Company and its board of directors believes that these determinations are ultimately the sole responsibility of the board of directors acting in good faith.  Accordingly, as disclosed in the Amendment, these determinations will be made by the board of directors upon the recommendation of the audit committee (which is entirely constituted by independent directors).  Moreover, given that these determinations of fair value will involve subjective judgments and estimates, there may be circumstances where the audit committee determines that reliance on an independent valuation agent would be unnecessary or inappropriate (e.g., in a circumstance where the audit committee concludes that the Advisors’ have seminal relevant knowledge — of, say, the applicable portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, and other relevant factors — that would be unavailable to the independent valuation agent).  Accordingly, the Company believes it is consistent with the Company’s valuation policy and appropriate under applicable law that the board of directors has not yet deemed it necessary or advisable to use an independent valuation service in valuing investments for which market quotations are not readily available.

James E. O’Connor, Esq.
June 17, 2013

To further amplify this response, as of December 31, 2012, 18 portfolio investments (i.e., $93.3 million or 13.1% of the Company’s investments at fair value, excluding the net impact from the Company’s portfolio of TRS reference assets (i.e., $1.3 million)) were classified as Level 3 assets in the fair value hierarchy.  The fair value range for any one of the Level 3 assets was $112,799 to $11,974,375.  The fair value of six of the investments and the net impact from the Company’s portfolio of TRS reference assets was based on obtaining additional reputable and independent dealer quotes, while the fair value for the remaining 12 investments was based on investment memorandum prepared by an affiliate advisor.  In all cases the fair value methodology was reviewed by Company management and subsequently reviewed by the full board of directors of the Company, including all of its independent directors.  The final determination on fair value for the Level 3 asset was made by the board of directors, after reviewing the analysis and other relevant information for all portfolio investments classified as Level 3 assets.

FINANCIAL STATEMENTS

41.
Modify Note 6, as applicable, to conform it to the substance of the Staff’s position as described in Comment 14 above (i.e., that, for purposes of calculating the incentive fee payable to the Advisors, the TRS will be subject to “look-through” treatment).

Response to Comment 41:

The Company will so modify the language represented in Note 6 in subsequent filings of its quarterly and annual financial statements in 2013. Quarterly financial statements are routinely attached to the Company’s Prospectus in the form of supplemental prospectus filings.

42.
We reference footnote 1 to the second table on page F-32, which discusses the accrual of expense support reimbursement payable to the Advisors.  Explain why the Company has not accrued the full amount subject to reimbursement.

Response to Comment 42:

As disclosed in the first full paragraph on page F-33, pursuant to the terms of the advisory agreements between the Company and the Advisors, the Advisors are entitled to a year-end reimbursement payment by the Company for unreimbursed Expense Support Payments only, in relevant part, to the extent that it would not cause the Company’s Other Operating Expenses to exceed 1.75% of average net assets as of the end of such year.  (Please see the Company’s response to comment 43, below.)  Accordingly, the accrual for reimbursement of Expense Support Payments set forth in the table and the related footnote referenced in the Staff’s comment is limited to the amount that would cause the Company’s Other Operating Expenses, including the accrual amount for the reimbursement of Expense Support Payments, to equal 1.75% of the Company’s  2012 average net assets.  Beyond that accrual, the Company had no further obligation to reimburse the Advisors for Expense Support Payments as of December 31, 2012.  Accordingly, the Company’s management believes that an accrual of $1,829,749 for potential annual year-end reimbursement payment to the Advisors is accurate and the disclosure is appropriate.

James E. O’Connor, Esq.
June 17, 2013

By way of further explanation, the Company directs the Company directs the Staff to the Company’s response to comment 44, below.

43.
In the next paragraph, the Company discloses that the Company’s reimbursement of the Advisors’ expense support payments is subject to a calendar-year cap based on as Other Operating Expenses not exceeding 1.91% (reduced to 1.75% at the end of 2012) of average net assets attributable to common stock.  Supplementally explain the basis and reasoning for using those two specific percentage amounts to define the cap.  In addition, please add disclosure in all relevant parts of the Prospectus, stating that (i) the Company’s advisors will not reimburse it for the portion of any distributions by the Company to shareholders that represent a return of capital for tax purposes, and (ii) the Company will not reimburse its advisors for expense support payments made by the advisors if the aggregate amount of distributions per share declared by the Company in the then current calendar quarter is less than the aggregate amount of distributions per share declared by the Company in the calendar quarter in which the advisors made the expense support payment to which such reimbursement relates.

Response to Comment 43:

The initial Other Operating Expenses percentage limit, as defined in the Amended and Restated Expense Support and Conditional Reimbursement Agreement, of 1.91% was adopted to coincide with the 2011 Other Expenses percentage, as disclosed in the fee table on page 8 of Pre-Effective Amendment No. 3 (“PEA 3”) to the Company’s Registration Statement on Form N-2 filed with the Commission on March 29, 2011.  The 1.91% Other Operating Expense percentage presented in PEA 3 was the initial twelve-month estimate of general and administrative expense to operate the Company. An amendment to the Expense Support and Conditional Reimbursement Agreement was then entered into on December 31, 2012, and subsequently filed with the Commission on January 7, 2013, to reduce the expense reimbursement limit to 1.75% based on a significant decline in the Company’s operating expenses in 2012; however the reduction in the amount payable to the Advisors for reimbursement of accumulated expense support payments in 2012 was not material.  Additionally, the Company notes that, in accordance with that amendment to the Expense Support and Conditional Reimbursement Agreement, the 1.75% Other Operating Expenses reimbursement limit applies to calendar year 2012 and all subsequent years.

James E. O’Connor, Esq.
June 17, 2013

In further response to the Staff’s comment, we will add the following disclosure in the relevant places in the POS 8C:

We will not make any Reimbursement Payment to our Advisors due to be paid for the fiscal year beginning January 1, 2013, or any fiscal year thereafter, in respect of any Expense Support Payment, if the aggregate amount of distributions per share declared by us in the first two fiscal quarters of such fiscal year  is less than the aggregate amount of distributions per share declared by us in the period of January 1, 2012 to June 30, 2012.  In the event that we were to implement another expense support arrangement with our Advisors like the Expense Support and Conditional Reimbursement Agreement, that arrangement will provide that our Advisors will not reimburse us for the portion of any distributions to shareholders that represent a return of capital for tax purposes.

44.
In the penultimate paragraph to Note 6 of the Financial Statements, it is stated that “Management believes that additional liabilities for Reimbursement Payments are not probable as of December 31, 2012.”  Supplementally explain the basis for this belief.

Response to Comment 44:

As disclosed on page F-33 of the Amendment, the Company records the liability for the Reimbursement Payments based on a hypothetical liquidation of its investment portfolio at the end of each reporting period.  Also as so disclosed, the Advisors are entitled to a year-end Reimbursement Payment by the Company for unreimbursed Expense Support Payments only, in relevant part, to the extent that such payment would not cause the Company’s Other Operating Expenses, including Reimbursement Payments, for the calendar year to exceed 1.75% of average net assets as of the end of such year (the “1.75% Limit”).  In light of 1.75% Limit, and assuming the hypothetical liquidation of the Company’s investment portfolio at December 31, 2012, the Company would have no additional obligation to make Reimbursement Payments in excess of the $1.83 million accrual made for Reimbursement Payments.  Thus, management concluded that, at December 31, 2012, further liability for Reimbursement Payments is not probable.

James E. O’Connor, Esq.
June 17, 2013

STATEMENT OF ADDITIONAL INFORMATION:

45.
On page SAI-4, in the first sentence of the second paragraph under the caption “Loans and Loan Participations and Assignments,” insert the words “and concentration” immediately after the word “diversification”.

Response to Comment 45:

The Company will make the revision requested by the Staff the POS 8C.

SUBSCRIPTION AGREEMENT

46.	Please place the following disclosures immediately above the signature line of the Company’s subscription agreement:

•
You should not expect to be able to sell your Shares regardless of how the Company performs.  If you are able to sell your Shares, you will likely receive less than your purchase price and the current NAV per share.  Because you will be unable to sell your Shares, you will be unable to reduce your exposure on any market downturn.

•
The Company does not intend to list the Shares on any securities exchange during the offering period or for a significant time thereafter, and it does not expect a secondary market in the Shares to develop.

•
Although Company has implemented a share repurchase program, only a limited number of Shares will be eligible for repurchase.  Any such repurchases will be at a 10% discount to the current offering price in effect on the date the Company initiates each quarterly repurchase offer.  The Company may suspend or terminate its share repurchase program at any time

•
You may not have access to the money you invest for an indefinite period of time until the Company completes a liquidity event. Moreover, there is no assurance that the Company will ever complete a liquidity event.

•	An investment in the Shares is not suitable if you need access to the money you invest.

James E. O’Connor, Esq.
June 17, 2013

•
Distributions may be funded from the capital you invest or from borrowings if the Company does not have sufficient earnings. Any invested capital returned to you will be reduced by the Company's fees and expenses, as well as the sales load you paid.

•
The Company’s previous distributions to shareholders were significantly supported by payments from its Advisors in the form of operating expense support payments to the Company that are now subject to repayment.  These repayments will reduce the current and future distributions to which you would otherwise be entitled by your investment.

Response to Comment 46:

The Company will make the revision requested by the Staff in an exhibit to the POS 8C.

*  *  *  *

    Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company, respectfully requests the acceleration of the effective date of the POS 8C so that it may be declared effective at 10:00 a.m. on Monday, June 17, 2013, or as soon as practicable thereafter.

       The Company hereby acknowledges that:

•
the Company is fully responsible for the adequacy and accuracy of the disclosure in the filing, and a Commission declaration of effectiveness of the Amendment will not relieve the Company of such responsibility;

•
neither Staff comments, changes to disclosure in response to Staff comments, nor any Commission declaration of effectiveness of the Amendment, forecloses the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact the undersigned at (202) 942-5636, or, in my absence, Richard E. Baltz at (202) 942-5124, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Darren C. Skinner